Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year
	October 31, 2008	October 31, 2007	2008	2007	2006	2005	2004
Income from continuing operations before income taxes and minority interest	$15,013	$13,822	$20,158	$18,968	$17,514	$16,289	$14,396
Capitalized interest	(68)	(109)	(150)	(182)	(157)	(120)	(144)
Minority interest	(365)	(305)	(406)	(425)	(324)	(249)	(214)

Adjusted income from continuing operations before income taxes	14,580	13,408	19,602	18,361	17,033	15,920	14,038

Fixed Charges:
Interest *	1,689	1,622	2,267	2,009	1,603	1,326	1,150
Interest component of rent	308	300	464	368	328	319	306

Total fixed charges	1,997	1,922	2,731	2,377	1,931	1,645	1,456

Income from continuing operations before income taxes and fixed charges	$16,577	$15,330	$22,333	$20,738	$18,964	$17,565	$15,494

Ratio of earnings to fixed charges (times)	8.3	8.0	8.2	8.7	9.8	10.7	10.6

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly-owned subsidiary sold in fiscal 2004, the impact of our South Korean and German operations, disposed of in fiscal 2007, the impact of our Gazeley operations disposed of in fiscal 2009, and the impact of The Seiyu, Ltd. store closures in fiscal 2009, have been excluded for all periods presented.